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May 4, 1998



Securities and Exchange Commission
Division of Corporate Finance
Judiciary Plaza
450 fifth Street, NW
Washington, DC  20549
Attn:  Teresa Regan

RE:  Waste Recovery, Inc. (the "Company")
     Registration Statement on Form S-2
     Registration No. 333-42995


Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, the undersigned respectfully requests the withdrawal of the Company's
Registration Statement on Form S-2, Registration No. 333-42995 (the "Registration Statement").

The Registration Statement was prepared on behalf of certain of the Company's shareholders (the "Selling Shareholders") in order to register the resale of certain shares of the Company's Common Stock, no par value, owned by such Selling Shareholders (the "Shares"). The Company is applying for withdrawal of the Registration Statement because it has determined that it is no longer eligible to use Form S-2, and does not desire to incur the burden and expense of registering the resale of the Shares on Form S-1. As of the date hereof, none of the Shares have been offered or sold pursuant to the Registration Statement.

Sincerely,



/s/ DAVID G. GREENSTEIN

David G. Greenstein
President & CEO